SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 17 March 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




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March 17, 2008


                   BP JOINS IRVING OIL IN PROPOSED EIDER ROCK
                                REFINERY PROJECT


International oil major BP and regional refiner and marketer Irving Oil have entered into a Memorandum of Understanding to work together on the next phase of engineering, design, and feasibility for the proposed Eider Rock refinery in Saint John, New Brunswick, Canada. BP will contribute US$40 million as its share of funding for this stage of the study and the two companies will also investigate the possibility of forming a joint venture to build the refinery should they decide to proceed.

Irving Oil conducted initial feasibility work and informal public consultation in 2006, and has been engaged since January 2007 in permitting, public consultation, and engineering design for the proposed 300,000 barrel per day refinery. The refinery would be situated close to Irving Oil's existing 300,000 barrel per day refinery and the existing Irving Canaport deepwater crude oil terminal which receives VLCC cargoes of crude oil and is located 65 miles (105 km) from the US border.

This next phase of engineering, design and feasibility work, combined with ongoing permitting and community engagement activities represents over US$100 million of investment over the next 12-15 months.

"We are excited that a company of BP's calibre sees the potential in our region and in this project to meet the need for a reliable and secure supply of refined products for the north east," said Kenneth Irving, president of Irving Oil. "BP brings international expertise and crude supply, but what really drew us to partner with BP was the cultural fit with our company and our shared belief that the world has changed when it comes to matters that relate to environmental performance and security of supply. Our shared belief on the future of energy will increase the potential of this project."

"This refinery project is of great interest to BP because of its ideal location close to the markets of the north eastern US where product supplies are increasingly in deficit," said Iain Conn, chief executive of BP's refining and marketing business. "BP is keen to develop projects which enhance the energy security of Canada and the US. Irving Oil has a well-deserved leading reputation in refining for the east coast. The two companies have a good track record of working together and we are pleased to be jointly undertaking the feasibility work on this exciting opportunity."

"This project would support the further development of the New Brunswick energy hub and the refining industry on the East Coast," said Kevin Scott, Irving Oil's director of refining growth. "We will continue to follow the rigourous permitting process outlined by our Federal and Provincial Governments, and we will continue to consult our community to ensure that, if the project proceeds, it will be one the community can be proud of."

A final investment decision is not expected before 2009 and, although the final costings will only be clear once all the detailed engineering and design work is completed, the refinery is expected to cost at least US$7 billion. If permitting approval is received and an investment decision is made to proceed, site preparation would begin in 2010, and full scale construction would begin in 2011 with start-up expected in 2015. Irving Oil has committed to using the best available proven technology to develop a refinery with leading environmental performance and economic efficiency.




Notes to Editors:


*   About BP

BP is one of the world's largest oil and gas companies with operations in more than 100 countries across six continents. The company's main businesses are exploration and production of oil and gas; refining, manufacturing and marketing of oil products and petrochemicals; transportation and marketing of natural gas; and BP Alternative Energy, a growing business in renewable and low-carbon power and next generation energy technologies. BP Canada is headquartered in Calgary with natural gas exploration and production activities in Alberta, British Columbia and the Northwest Territories. BP also operates a significant natural gas liquids (NGL) business with plants in Alberta, Saskatchewan and Ontario and is a leading marketer of natural gas, crude oil and NGLs in Canada. Further information is available at: www.bp.com and www.bpalternativenergy.com


*   About Irving Oil

Irving Oil is the regional refiner and marketer with a history of long-term relationships and partnerships. The company serves the US Northeast and Eastern Canadian markets, and currently operates Canada's largest refinery in Saint John, New Brunswick. The Saint John 300,000 barrel per day refinery is situated close to diverse crude sources and is the closest refinery to the US Northeast. It accounts for 75% of Canada's petroleum product exports to the US, 45% of all clean petroleum products north of New York, and 20% of all US gasoline and diesel imports. Irving Oil and Repsol YPF are currently completing construction of Canada's first LNG regasification terminal. The Canaport LNG terminal will have an initial send-out capacity of 1 billion cubic feet per day (1bcf/d), and is expected to be operational by the end of this year. Irving Oil was the first oil company to win an Environmental Protection Agency (EPA) Clear Air Excellence Award, for its clean gasolines. For more information, visit: www.irvingoil.com.



Further information:

Jennifer Parker, Irving Oil, tel: +1 (506) 202 2992
BP Press Office, London, tel: +44 (0)207 496 4358
BP Canada Press Office, tel: +1 403 233 1033
BP Press Office, Chicago, tel: +1 630 821 3212



                                    - ENDS -

                  **********************


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 17 March 2008                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary